[Company Letterhead]

September 14, 2009

BY EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:  Comment Letter—Grupo Televisa, S.A.B. (“Televisa”) Annual Report on Form 20-F for 2008

Dear Mr. Spirgel:

By letter dated August 13, 2009, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual report on Form 20-F filed by Televisa on June 30, 2009 (the “Comment Letter”).  The Commission asked Televisa to respond to the Comment Letter or tell the Commission when they will respond within ten business days.  On September 11, 2009, counsel for Televisa contacted Stephanie Plowgian by telephone to request an extension of that deadline through October 1, 2009. Ms. Plowgian granted Televisa’s request. Consequently, Televisa undertakes to submit a response to the Commission’s Comment Letter by Thursday,  October 1, 2009.

Televisa appreciates your cooperation in granting an extension of the deadline for our response to the Commission on October 1, 2009.  Please don’t hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

By:  /s/  Joaquín Balcárcel Santa Cruz
Name:    Joaquín Balcárcel Santa Cruz
Title:      Vice President — Legal and General Counsel of Grupo Televisa

Cc:  Jessica Plowgian, Securities and Exchange Commission
Emilio Azcárraga Jean, Grupo Televisa, S.A.B.
Kenneth Rosh, Fried, Frank, Harris, Shriver & Jacobson LLP
Loryn Halper, Fried, Frank, Harris, Shriver & Jacobson LLP